TENKE
TENKE
MINING CORP.

Tenke Mining Corporation
1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 ▯ Fax: (604) 689-4250 ▯ www.tenke.com

02034885

May 31, 2002

FILE NO: 82-2948

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Press Release dated May 31, 2002

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

TENKE MINING CORP.

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Sophia Shane,
Corporate Development

Enc.

SEC MAIL PROCESSING
RECEIVED
JUN 10 2002
WASH. D.C. 155 SECTION

dlw 6/17

TENKE MINING CORP.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.tenke.com

NEWS RELEASE

MORE PROSPECTIVE GOLD GROUND STAKED IN ARGENTINA

May 31, 2002 (TNK – TSX)...Tenke Mining Corp. (the "Company") is pleased to announce that it is rapidly accumulating a comprehensive land package covering the key prospective gold and base metal ground in Argentina. The Company has newly staked over 133,000 hectares in the province of Chubut and 35,000 hectares in Rio Negro in the Patagonia region of Argentina. Key targets in this region are high-grade gold and silver vein systems. Patagonia is host to a number of high-grade gold deposits including Esquel (recently acquired by Meridian Gold) and Cerro Vanguardia (Anglo American) - both have estimated gold resources in excess of 3 million ounces.

The Company's newly staked properties cover a range of targets: epithermial, low and high sulfidation gold and silver vein systems; silica breccias with epithermal gold and silver veins; alteration zones with epithermal models; and a porphyry model with meso and epithermal gold and silver.

The Company is continuing to stake additional ground, building an extensive portfolio of the most exciting and promising properties in Argentina.

ON BEHALF OF THE BOARD

"Adolf H. Lundin"
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

TENKE
MINING CORP.

Tenke Mining Corporation
1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 Fax: (604) 689-4250 www.tenke.com

May 23, 2002

FILE NO: 82-2948

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Dear Sirs:

Re: Press Release dated May 23, 2002

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

TENKE MINING CORP.

Shane

Sophia Shane,
Corporate Development

Enc.

TENKE MINING CORP.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.tenke.com

NEWS RELEASE

TENKE ACQUIRES NEW GOLD PROJECT IN ARGENTINA

May 23, 2002 (TNK – TSX) ... Tenke Mining Corp. (the "Company") is pleased to announce that is has signed a Letter of Intent with TNR Resources Ltd. to acquire a 75% interest in the Batidero Gold Project located in northern San Juan province in Argentina. The property lies between the prolific El Indio and Maricunga gold belts, covering an area of 4,900 hectares. This belt system hosts numerous world class gold deposits including Veladero/Pascua/Lama (26 million ounces), considered the largest undeveloped gold deposit in the world today. The Batidero Project is highly prospective hosting a similar geologic sequence and environment as Veladero and other major deposits in the Andean Cordillera. Please see attached map.

The most relevant features of this property include:

- Series of high and low sulphidation targets with strong silicification and brecciation with correlative gold anomalies.
- Favourable host rock sequences.
- Silicified vein swarms with gold-silver mineralization.
- Breccia lenticular systems (low to high sulfidation), with associated gold-silver anomalies.
- Intrusives and alteration are focused along regional linears.
- Potential exists for a bulk, disseminated, and vein swarms mineralized systems.

A work program planned for the fall will include: detailed mapping, talus, rock chip and stream sediment sampling and a CSAMT (or IP-Res) geophysical survey. A drill program will then be designed to test identified targets.

Pursuant to the terms of the agreement with TNR Resources, Tenke can earn a 75% interest in the Batidero property through expenditures totaling Cdn$1.5 million over 4 years. In addition, Tenke will issue to TNR 25,000 shares of Tenke each year that the earn-in agreement is in effect, to a maximum of 100,000 shares. The foregoing is subject to all requisite regulatory approvals and execution of a formal earn-in agreement within the next 30 days.

The Company is assembling a comprehensive portfolio of the most exciting and promising properties in Argentina. The Company intends to build a large land package covering the key prospective areas in the country.

ON BEHALF OF THE BOARD

"Adolf H. Lundin"
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

International Curator Resources Ltd.
1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 Fax: (604) 689-4250 www.intlcurator.com

May 29, 2002

FILE NO: 82-1540

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Dear Sirs:

Re: <u>Press Release dated May 29, 2002</u>

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

INTERNATIONAL CURATOR RESOURCES LTD.

Shane

Sophia Shane,
Corporate Development

Enc.

INTERNATIONAL CURATOR RESOURCES LTD.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 Facsimile: (604) 689-4250 www.intlcurator.com

NEWS RELEASE

CURATOR STAKES MORE PROSPECTIVE GOLD AND NICKEL GROUND AT ASSEAN LAKE

May 29, 2002 (IC – TSX) ... International Curator Resources Ltd. (the "Company") announces that following upon its recently announced encouraging gold and nickel drill results, the Company has staked additional claims at its Assean Lake property in north central Manitoba. The new claims cover 2,500 hectares (25 square kilometers) on the northern and western flanks of the existing Hunt-Tex block currently being explored by the Company. The new block brings the total of the Company's holdings in the Assean Lake area to 9,800 hectares (98 square kilometers).

The new claims were staked to cover a number of elongate airborne magnetic anomalies, which the Company believes to be caused by oxide- and/or sulphide-facies (pyrrhotite) iron formation belonging to the Proterozoic Ospwagan Group, possibly with associated ultramafic intrusive rocks. On the original Hunt-Tex claims, recent drilling by the Company encountered significant gold within a sulphide-bearing, iron-formation host. This mode of occurrence constitutes a new gold exploration target at Assean Lake with large tonnage potential.

In addition, sulphide iron formation of the Ospwagan Group associated with ultramafic intrusions is the host for the large and rich nickel deposits found in the Thompson Nickel Belt southwest of Assean Lake. As recently reported by the Company, strongly anomalous nickel and cobalt has been intersected in drill holes in sulphide-enriched Ospwagan sediments in close proximity to ultramafic rocks. The Company believes that the Assean Lake region represents an extension of the Thompson Nickel Belt and, hence, is also highly prospective for nickel deposits.

Exploration for both gold and nickel deposits associated with iron formation and ultramafic rocks can be carried out using a common approach involving geophysics (IP and magetics, EM). Given the good location and access to the Hunt-Tex claims, ground geophysical surveys can be conducted effectively over a large area and at low cost in order to generate drill targets.

The new claims are subject to an underlying option/joint venture agreement between the Company and Rare Earth Metals Corp. International Curator has earned a 60% interest in the Hunt claims from Rare Earth Metals Corp. Future work will be carried out under the terms of a joint venture funded on a 60% Curator - 40% Rare Earth basis.

ON BEHALF OF THE BOARD

Michael D. McInnis
Chairman

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842